UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

OneSpan Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

68287N100

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

12121 Wilshire Blvd, Suite 1240

Los Angeles, CA 90025

(424) 253-1773

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 14, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,168,979
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,168,979
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,168,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.37%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		122,149
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

122,149
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

122,149
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners Offshore I SP I*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		484,518
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

484,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

484,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.20%
14	TYPE OF REPORTING PERSON

CO

* Legion Partners Offshore I SP I is a segregated portfolio company of Legion Partners Offshore Opportunities SPC I.

4

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,291,128
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,291,128
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,291,128
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.67%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,775,646
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,775,646
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,775,646
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.87%
14	TYPE OF REPORTING PERSON

IA

6

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,775,846
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,775,846
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,775,846
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.87%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,775,846
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,775,846
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,775,846
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.87%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Raymond T. White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,775,846
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,775,846
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,775,846
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.87%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Sarika Garg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,275
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,275
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,275
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Sagar Gupta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Michael J. McConnell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Rinki Sethi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. 68287N100

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (the “Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Legion Partners I, Legion Partners II, Legion Partners Offshore I and Legion Partners Holdings were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule B, which is incorporated herein by reference.

The aggregate purchase price of the 2,168,979 Shares owned directly by Legion Partners I is approximately $37,472,008, including brokerage commissions. The aggregate purchase price of the 122,149 Shares owned directly by Legion Partners II is approximately $2,199,139, including brokerage commissions. The aggregate purchase price of the 484,518 Shares owned directly by Legion Partners Offshore I is approximately $11,498,560, including brokerage commissions. The aggregate purchase price of the 200 Shares owned directly by Legion Partners Holdings is approximately $3,458, including brokerage commissions.

The 8,275 Shares owned directly by Ms. Garg were purchased with personal funds in the open market. The aggregate purchase price of such Shares is approximately $200,358, excluding brokerage commissions.

The 6,000 Shares owned directly by Mr. McConnell were purchased with personal funds in the open market. The aggregate purchase price of such Shares is approximately $114,200, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 40,391,202 Shares outstanding as of February 23, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2021.

A.	Legion Partners I
(a)	As of the close of business on April 13, 2021, Legion Partners I beneficially owned 2,168,979 Shares.

Percentage: Approximately 5.37%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,168,979
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,168,979

(c)	Legion Partners I has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.
14

CUSIP No. 68287N100

B.	Legion Partners II
(a)	As of the close of business on April 13, 2021, Legion Partners II beneficially owned 122,149 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 122,149
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 122,149

(c)	The transaction in the Shares by Legion Partners II since the filing of Amendment No. 3 to the Schedule 13D is set forth in Schedule B and is incorporated herein by reference.
C.	Legion Partners Offshore I
(a)	As of the close of business on April 13, 2021, Legion Partners Offshore I beneficially owned 484,518 Shares.

Percentage: Approximately 1.20%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 484,518
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 484,518

(c)	Legion Partners Offshore I has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.
D.	Legion Partners GP
(a)	Legion Partners GP, as the general partner of each of Legion Partners I and Legion Partners II, may be deemed the beneficial owner of the (i) 2,168,979 Shares owned by Legion Partners I and (ii) 122,149 Shares owned by Legion Partners II.

Percentage: Approximately 5.67%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,291,128
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,291,128

(c)	Legion Partners GP has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D. The transaction in the Shares on behalf of Legion Partners II since the filing of Amendment No. 3 to the Schedule 13D is set forth on Schedule B and is incorporated herein by reference.
15

CUSIP No. 68287N100

E.	Legion Partners Asset Management
(a)	Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners II, and Legion Partners Offshore I, may be deemed the beneficial owner of the (i) 2,168,979 Shares owned by Legion Partners I, (ii) 122,149 Shares owned by Legion Partners II, and (iii) 484,518 Shares owned by Legion Partners Offshore I.

Percentage: Approximately 6.87%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,775,646
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,775,646

(c)	Legion Partners Asset Management has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D. The transaction in the Shares on behalf of Legion Partners II since the filing of Amendment No. 3 to the Schedule 13D is set forth on Schedule B and is incorporated herein by reference.
F.	Legion Partners Holdings
(a)	As of the close of business on April 13, 2021, Legion Partners Holdings directly owned 200 Shares. Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners GP, may be deemed the beneficial owner of the (i) 2,168,979 Shares owned by Legion Partners I, (ii) 122,149 Shares owned by Legion Partners II, and (iii) 484,518 Shares owned by Legion Partners Offshore I.

Percentage: Approximately 6.87%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,775,846
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,775,846

(c)	Legion Partners Holdings has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D. The transaction in the Shares on behalf of Legion Partners II since the filing of Amendment No. 3 to the Schedule 13D is set forth on Schedule B and is incorporated herein by reference.
G.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 2,168,979 Shares owned by Legion Partners I (ii) 122,149 Shares owned by Legion Partners II, (iii) 484,518 Shares owned by Legion Partners Offshore I and (iv) 200 Shares owned by Legion Partners Holdings.

Percentage: Approximately 6.87%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,775,846
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,775,846

16

CUSIP No. 68287N100

(c)	None of Messrs. Kiper and White has entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D. The transaction in the Shares on behalf of Legion Partners II since the filing of Amendment No. 3 to the Schedule 13D is set forth on Schedule B and is incorporated herein by reference
H.	Ms. Garg
(a)	As of the close of business on April 13, 2021, Ms. Garg beneficially owned directly 8,275 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 8,275 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 8,275 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Ms. Garg since the filing of Amendment No. 3 to the Schedule 13D are set forth on Schedule B and are incorporated herein by reference.

I.	Mr. McConnell
(a)	As of the close of business on April 13, 2021, Mr. McConnell beneficially owned directly 6,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 6,000 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 6,000 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. McConnell has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.
J.	Mr. Gupta and Ms. Sethi
(a)	As of the close of business on April 13, 2021, Mr. Gupta and Ms. Sethi did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Gupta and Ms. Sethi have not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.

17

CUSIP No. 68287N100

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

18

CUSIP No. 68287N100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2021

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Offshore I SP I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

19

CUSIP No. 68287N100

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper Individually and as attorney-in-fact for Sarika Garg, Sagar Gupta, Michael J. McConnell and Rinki Sethi

/s/ Raymond White
Raymond White

20

CUSIP No. 68287N100

SCHEDULE B

Transactions in the Shares of the Issuer Since Amendment No. 3 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

LEGION PARTNERS, L.P. II

Purchase of Common Stock	1,900	24.4284	03/25/2021

SARIKA GARG

Purchase of Common Stock	3,645	24.1900	02/25/2021
Purchase of Common Stock	4,630	24.2300	02/25/2021